UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Closing of a Private Placement

As previously disclosed, Eason Technology Limited, a Cayman Islands exempted company (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Investors”) on December 29, 2025, pursuant to which the Company agreed to sell 300,00 units (the “Units”), each Unit consisting of 60,000 class A ordinary shares, par value of $0.00005 per share (the “Share”)  and one warrant to purchase 60,000 Shares, at the price of $3.00 per Unit to the Investors, for gross proceeds of $900,000 (the “Offering”).

On January 27, 2026, the Offering was consummated upon the satisfaction of all closing conditions set forth in the SPA, and the Company issued an aggregate of 18,000,000,000 shares to the Investors.

Closing of an Asset Acquisition

As previously disclosed, on December 16, 2025, the Company entered into certain real property purchase agreement (the “Purchase Agreement”) with Hubei Huafa Group Co., Ltd. (the “Seller”), to acquire from the Seller a property located in Yingshan County, Hubei, China (the “Property”). Pursuant to the Purchase Agreement, the Company agreed to issue a total of 63,600,000,000 Shares, as consideration to Seller for the Property (the “Asset Acquisition”).

On January 27, 2026, the Asset Acquisition closed upon the satisfaction of all closing conditions set forth in the Purchase Agreement and the Company issued an aggregate of 63,600,000,000 Shares. As of the date of this report, the Company has 174,589,788,040 Shares issued and outstanding.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: January 27, 2026	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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